Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251433

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 31, 2020)

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This Prospectus Supplement supplements the prospectus dated December 31, 2020 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333- 251433) filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2020 and declared effective by the Commission on December 31, 2020.

The Prospectus and this Prospectus Supplement relate to the disposition from time to time of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants (together, the “Warrants”), the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus. We will receive up to an aggregate of approximately $208,724,873.50 from the exercise of the Warrants assuming the exercise in full of all of the Warrants for cash at a current exercise price of $11.50 per share.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On February 16 2021, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any Prospectus Supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 16, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 16, 2021

QuantumScape Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39345	85-0796578
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1730 Technology Drive, San Jose, California (Address of principal executive offices)		95110
		(Zip Code)

Registrant’s telephone number, including area code: (408) 452-2000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QS	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	QS.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02 Results of Operations and Financial Condition.

On February 16, 2021, QuantumScape Corporation (the “Company”) announced its financial results for its fourth quarter and full year 2020, which ended December 31, 2020. A copy of the Company’s Shareholder Letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

On February 16, 2021, the Company issued a press release announcing the release of its financial results. A copy of the press release is attached as Exhibit 99.2 to this Current Report on Form 8-K.

The information contained in this Item 2.02 and in the accompanying Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1*	Letter to Shareholders – Q4 Fiscal 2020 dated February 16, 2021.

99.2*	Press Release dated February 16, 2021

*	Filed herewith.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QUANTUMSCAPE CORPORATION

Date: February 16, 2021	By:	/s/ Kevin Hettrich
Kevin Hettrich
Chief Financial Officer (Principal Financial and Accounting Officer)

2

Exhibit 99.1

Q4 FISCAL 2020

LETTER TO SHAREHOLDERS

FEBRUARY 16, 2021

Dear Shareholders,

Today, we are pleased to share our Q4 and FY20 results with you.

Our general reporting approach will be to publish a quarterly shareholder letter detailing the results for the quarter, followed by an investor call on which we will briefly summarize the main highlights and plan on spending most of the time on Q&A.

Company Overview

Since this is our first quarterly letter as a publicly traded company, we wanted to take this opportunity to briefly introduce QuantumScape to our new investors.

Our company was founded in 2010 out of Stanford University with the mission to revolutionize energy storage to enable a sustainable future. More specifically, we want to build the world’s best batteries, as measured by energy density, power density (charge time), cycle life, and safety.

The first application we have focused on is the transformation of the automotive powertrain to an electrified version, an application which we believe represents both an important part of the solution to the emissions problem as well as an opportunity to create tremendous value over the coming decades. Doing this requires a battery that can narrow the performance gap between combustion engine and battery- powered vehicles. To accomplish this, we have pioneered the development of solid-state lithium-metal battery technology.

Our technology replaces the polymer separator used in conventional batteries with a solid-state ceramic separator, enabling us to replace the carbon or carbon-silicon anode used in these cells with an anode of pure metallic lithium. Furthermore, our battery as manufactured will be anode-free in a discharged state as the lithium metal anode will form in-situ when charged. The lithium-metal anode enables higher energy density than is possible with conventional anodes (as high as 1,000 Wh/L compared with approximately 711 Wh/L for conventional cells used in today‘s best-selling EVs), enabling longer driving range, while simultaneously delivering high rates of power (for fast charge), long cycle life, and improved safety, addressing the fundamental issues holding back widespread adoption of battery electric vehicles.

Over time, we expect to push into other markets, including stationary storage for grid applications and consumer electronics.

2

Public Company Listing on NYSE

The fourth quarter of 2020 was historic for our company as we completed our business combination with Kensington Capital Acquisition on November 25, 2020 and became a publicly listed company on the NYSE. Our liquidity position was strengthened by $730M in gross proceeds from the business combination ($230M from KCAC’s trust account and $500M from KCAC’s PIPE offering). In addition, we also received $388M in gross commitments earlier in the year from a Series F offering ($288M closed in November and December 2020, and an incremental $100M investment is anticipated from Volkswagen upon achieving a technical milestone in Q1’21). These transactions have increased our liquidity position to over $1B. We expect our current cash and aforementioned Q1’21 milestone-based investment to fully fund the long-term business through first commercial production targeted for 2024.

New York Stock Exchange Opening Bell Ceremony with the QuantumScape Executive Management Team – December 3, 2020

3

Held First Ever Solid-State Battery Showcase Event

We shared performance data of our industry leading battery technology for the first time at our Solid- State Battery Showcase Event on December 8, 2020.

In addition to enabling high energy density, the data we shared, based on the testing of single layer battery cells, shows that, unlike previous solid-state efforts, our solid-state separators can work at very high rates of power, enabling a 15-minute charge to 80% capacity, faster than either conventional batteries or alternative solid-state approaches can deliver without rapidly losing capacity.

Both conventional solid-state efforts and the commercial lithium-ion energy cells used in automotive applications typically fail from dendrite (needle-like crystals of lithium metal which can grow across the separator and short-circuit the cell) formation or impedance growth during charge at these rates of power. In addition, the data shows QuantumScape battery technology is capable of lasting hundreds of thousands of miles (1000+ cycles) even under aggressive test conditions of one-hour charge and discharge (1C/1C rates). We also presented data showing the cell can work at a wide range of temperatures, including results that show cycling at -10°C.

We are not aware of any other solid-state battery effort that has shown a solid-state separator capable of cycling for long cycle counts at such high rates of power (rates required for the automotive application) without the need to elevate the operating temperature, compromise cycle life, or compromise other test conditions.

We published the presentation for the Showcase Event specifying all the testing conditions, and our CTO, Tim Holme, recently authored an article to further discuss the performance testing results in more detail.

QuantumScape Solid-State Battery Showcase Event panel discussion with Prof. Stan Whittingham, co-inventor of the lithium-ion battery and winner of the 2019 Nobel prize in chemistry; Prof. Paul Albertus, former head of the US DOE ARPA-E IONCS solid- state battery program and professor of chemical engineering at the University of Maryland; Prof. Venkat Vishwanathan, battery expert, former lithium-air researcher, and professor of mechanical engineering at Carnegie-Mellon University; Prof. Juergen Leohold, former head of group research at Volkswagen; JB Straubel, co-founder and former CTO of Tesla, and co-founder and CEO of Redwood Materials; Dr. Dave Danielson, first employee at ARPA-E, former head of the US DOE’s EERE program, Precourt scholar at Stanford University, and managing director at Breakthrough Energy Ventures; Jagdeep Singh, Founder and Chief Executive Officer of QuantumScape.

4

Evaluating Solid-State Batteries

As solid-state battery technology is a new, complex area and it is sometimes hard for investors to understand and compare competitive offerings, we also wanted to take this opportunity to suggest some key questions to ask when evaluating solid-state battery claims.

The first question to ask when evaluating solid-state cell claims is whether the cell uses a lithium- metal anode or a conventional carbon or carbon-silicon (“hosted”) anode. If they do use a hosted anode (instead of a lithium-metal anode), the key performance metrics for these batteries will be similar to conventional lithium-ion batteries and miss the benefits of the solid-state approach (significantly higher energy density, fast charge, life, and cost).

If the solid-state cell in question does use a lithium-metal anode, the next question to ask is whether it can perform under uncompromised test conditions, including non-elevated temperatures (e.g., near room temperature) and high current density (i.e., high rates of power such as 1-hour charge or 15-minute charge). Specifically, what cycle life does the cell deliver at near-room temperature (~ 30°C) with automotive rates of power (>3 mA/cm2, required for one hour charge)? Under these conditions, lithium metal tends to form dendrites that cause cell failure, thereby limiting the cycle life of the cell. We believe that we are the only solid-state battery effort that has presented data showing good cycle life under such test conditions. In fact, during the Solid-State Battery Showcase (later updated to update the cycle count), QuantumScape showed even better results: commercial area, zero excess lithium, single layer cells cycling to >1000 cycles with approximately 90% capacity retention when cycling at 3X typical automotive rates to full depth of discharge.

To learn more about the competitive landscape for solid-state technology, go here: https://www.quantumscape.com/blog/solid-state-battery-landscape/

5

Multilayer Cell Progress

Now that we have demonstrated automotive-level performance at the single-layer cell, we turn our focus to developing multilayer cells by stacking these single-layer cells. The basic building block of our multilayer cells is the bilayer cell, consisting of a double-sided cathode with a separator on either side (or a double-sided separator with a cathode on either side). We then stack two of these bilayers together to form a 4-layer cell. Note that working with 4-layer cells requires four times the number of separator films, which in turn requires scaling up production capacity, including tools, personnel, and input materials.

We are pleased to report for the first time that we have made 4-layer multilayer cells in the 30x30mm form factor, and we have now seen close to 800 cycles at 30°C with over 90% capacity retention at both C/3 and 1C rates – substantially similar to the single-layer cells we reported in December. We used 30x30mm cells, made from separators cut from our standard target commercial area separators, because it allowed us to effectively quadruple the number of test cells as we work to scale up our engineering line capacity.

We believe these results demonstrate that it is possible to stack our single-layer unit cells, and to do so without adversely impacting the cycle life and capacity retention performance of the cells, i.e., while maintaining performance similar to single-layer cells. The data from these tests is shown below and is generated at near-room temperature (30°C) at rates ranging from C/3 to 1C (three-hour charge/ discharge to one-hour charge/discharge.)

6

While there is still a lot of work to be done and we could encounter new challenges as we increase our layer count, this is an incredibly important result, and we are excited to have this so early in the year.

We now need to make these multilayer cells using our commercial area 70x85mm layers, increase the number of layers, aiming first for 4 layers and subsequently for 8 to 10 layers by year end, optimize the manufacturing processes, and address any new challenges we find. We believe that achieving these milestones this year will enable us to deliver our targeted multilayer battery cell as planned, with dozens of layers in the commercial form factor, next year.

To increase our capacity, we are ordering new automation and production tools, including an automated stacker and continuous flow heat treatment tools, which we need to install and bring up during the course of the year. To help with further scale-up and based on this recent progress we are pleased to announce we have decided to build a pre-pilot line facility in San Jose, which we call QS-0.

QS-0

QS-0 is intended to have a continuous flow, high automation line capable of building over 100,000 engineering cell samples per year. We expect to secure a long-term lease for a second building with approximately two hundred thousand square feet in the second half of this year and for QS-0 to be producing cells by 2023.

QS-0 will help provide the additional capacity we need for our development work and will enable us to accelerate work on the next-generation of manufacturing tools. It will also provide capacity to make enough batteries for hundreds of long-range battery electric test vehicles per year. This will allow us to provide early cells to VW, as well as other automotive partners, explore non-automotive applications, and help de-risk subsequent commercial scale-up.

7

2021 Outlook

In 2021, we plan to spend between $230M and $290M in combined opex and capex to support our multilayer cell development, to continue to develop our production processes, and to build out QS-0. We plan to spend between $0 to $60M on a net cash basis, assuming receipt of proceeds from the VW financing and assuming exercise of public warrants. This would allow us to enter 2022 with a liquidity position of over $900M; sufficient funding, we believe, to fund us through first production. Our Q420 and FY20 financial results are attached.

Summary

In summary, we believe better batteries are a critical part of the emerging transformation of the automotive powertrain from a combustion-engine based one to a cleaner electrified version, and more broadly, the transformation of the energy sector in general from one based on fossil fuels to one based on renewable sources. This transformation is, of course, key to creating a more sustainable future, and in the process, we believe tremendous value will be created by those companies who are able to successfully enable this transition. We believe QuantumScape has a unique opportunity to be one of these transformative companies. This is the mission that motivates the QuantumScape team to come in every day and take on the ongoing technical and production challenges associated with bringing our battery technology into mass production and accelerate the penetration of EVs into the global automotive market.We would like to thank the people of QuantumScape for their commitment over the years, especially over the last year in the middle of a pandemic, overcoming much adversity to keep the project moving forward. We would also like to thank our investors for their support and belief in our mission to transform the automotive sector and help usher in the battery and EV revolution. We look forward to building an exciting future together.

Jagdeep Singh	Kevin Hettrich CFO
Founder, CEO & Chairman

8

QuantumScape Corporation

Consolidated Balance Sheets

(In Thousands, Except Share and per Share)

	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents ($3,406 and $3,409 as of December 31, 2020 and 2019, respectively, for joint venture)	$113,216	$22,822
Marketable securities	884,336	107,099
Prepaid expenses and other current assets	11,616	1,255

Total current assets	1,009,168	131,176
Property and equipment, net	43,696	25,492
Right-of-use lease asset	11,712	12,942
Other assets	2,193	2,774

Total assets	$1,066,769	$172,384

Liabilities, redeemable non-controlling interest and stockholders’ equity
Current liabilities
Accounts payable	$5,383	$2,851
Accrued liabilities	2,701	1,307
Accrued compensation	2,391	1,112
Operating lease liability, short-term	1,220	1,080
Strategic premium, short-term	655	873

Total current liabilities	12,350	7,223
Operating lease liability, long-term	11,244	12,463
Convertible preferred stock warrant liabilities	—	1,860
Strategic premium, long-term and other liabilities	—	436

Total liabilities	23,594	21,982
Redeemable non-controlling interest	1,704	1,710
Stockholders’ equity
Preferred stock - $0.0001 par value; 100,000,000 shares authorized, none issued and outstanding at December 31, 2020 and 2019	—	—
Common stock - $0.0001 par value; 1,250,000,000 shares authorized (1,000,000,000 Class A and 250,000,000 Class B); 207,769,091 Class A and 156,224,614 Class B shares issued and outstanding at December 31, 2020, 81,720,530 Class A and 158,056,527 Class B shares issued and outstanding at December 31, 2019	36	24
Additional paid-in-capital	2,437,242	444,440
Accumulated other comprehensive (loss) income	(31)	90
Accumulated deficit	(1,395,776)	(295,862)

Total stockholders’ equity	1,041,471	148,692

Total liabilities, redeemable non-controlling interest and stockholders’ equity	$1,066,769	$172,384

9

QuantumScape Corporation

Consolidated Statements of Operations and Comprehensive Loss

(In Thousands, Except Share and per Share Amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2020	2019	2020	2019
Operating expenses:
Research and development	$22,730	$12,860	$65,103	$45,944
General and administrative	7,458	2,237	15,918	9,874

Total operating expenses	30,188	15,097	81,021	55,818

Loss from operations	(30,188)	(15,097)	(81,021)	(55,818)
Other (expense) income:
Interest expense (1)	(11,818)	(93)	(20,765)	(94)
Interest income	131	683	1,093	3,608
Other income	—	224	760	1,041
Other expense (2)	(652,867)	—	(999,987)	—

Total other (expense) income	(664,554)	814	(1,018,899)	4,555

Net loss	(694,742)	(14,283)	(1,099,920)	(51,263)
Less: Net (loss) income attributable to non-controlling interest, net of tax of $0 for the years ended December 31, 2020 and 2019	—	5	(6)	20
Net loss attributable to common stockholders	$(694,742)	$(14,288)	$(1,099,914)	$(51,283)

Net loss	$(694,742)	$(14,283)	$(1,099,920)	$(51,263)
Other comprehensive (loss) income:
Unrealized (loss) gain on marketable securities	(71)	(4)	(121)	121

Total comprehensive loss	(694,813)	(14,287)	(1,100,041)	(51,142)
Less: Comprehensive (loss) income attributable to non-controlling interest	—	5	(6)	20

Comprehensive loss attributable to common stockholders	$(694,813)	$(14,292)	$(1,100,035)	$(51,162)

Basic and Diluted net loss per share	$(2.41)	$(0.06)	$(4.36)	$(0.21)
Basic and Diluted weighted-average common shares outstanding	288,792,859	239,732,959	252,143,509	239,636,062

(1)	The amount represents non-cash fair value adjustment related to the convertible preferred stock warrant liability for the three and twelve months ended December 31, 2020 and 2019.

(2)

This includes non-cash fair value adjustment related to the Series F Convertible Preferred Stock Tranche liability of $652.7 million and $999.9 million, for the three months and twelve months ended December 31, 2020 respectively.

10

QuantumScape Corporation

Consolidated Statements of Cash Flows

(In Thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2020	2019	2020	2019
Operating activities
Net loss	$(694,742)	$(14,283)	$(1,099,920)	$(51,263)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,300	1,759	7,506	5,577
Amortization of right-of-use assets	314	296	1,229	1,159
Amortization of premiums and accretion of discounts on marketable securities	989	(149)	1,201	(1,964)
Amortization of strategic premium	(165)	(218)	(655)	(873)
Gain on property and equipment disposals	3	(90)	3	(90)
Stock-based compensation expense	7,771	1,994	17,024	6,811
Change in fair value of convertible preferred stock warrant liabilities	11,818	94	20,765	94
Change in fair value of convertible preferred stock tranche liabilities	652,745	—	999,865	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(9,157)	208	(9,648)	(550)
Accounts payable, accrued liabilities and accrued compensation	1,253	(510)	2,447	319
Operating lease liability	(279)	(245)	(1,080)	(951)

Net cash used in operating activities	(27,150)	(11,144)	(61,263)	(41,731)
Investing activities
Purchases of property and equipment	(10,181)	(4,180)	(24,093)	(9,846)
Proceeds from maturities of marketable securities	25,006	42,500	113,006	239,500
Purchases of marketable securities	(840,928)	(31,142)	(891,561)	(196,353)

Net cash (used in) provided by investing activities	(826,103)	7,178	(802,648)	33,301
Financing activities
Proceeds from exercise of stock options	279	128	599	394
Proceeds from issuance of Series F preferred stock, net of issuance costs	176,670	—	176,462	—
Proceeds from issuance of Class A Common Stock pursuant to Legacy QuantumScape Series F Preferred Stock Purchase Agreement, net of issuance costs	99,800	—	99,800	—
Business Combination, net of issuance costs paid	679,147	—	676,863	—

Net cash provided by financing activities	955,896	128	953,724	394

Net increase (decrease) in cash, cash equivalents and restricted cash	102,643	(3,837)	89,813	(8,036)
Cash, cash equivalents and restricted cash at beginning of period	12,766	29,434	25,596	33,632

Cash, cash equivalents and restricted cash at end of period	$115,409	$25,597	$115,409	$25,596

Supplemental disclosure of cash flow information
Purchases of property and equipment, accrued but not paid	$4,170	$2,547	$4,170	$2,547
Business Combination transaction costs, accrued but not paid	$1,016	$—	$1,016	$—
Net assets assumed from Business Combination	$592	$—	$592	$—

11

Net Loss to Adjusted EBITDA

Adjusted EBITDA is a non-GAAP supplemental measure of operating performance that does not represent and should not be considered an alternative to operating loss or cash flow from operations, as determined by GAAP. Adjusted EBITDA is defined as net income (loss) before interest expense, non-controlling interest, revaluations, stock-based compensation and depreciation and amortization expense. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations. Adjusted EBITDA may not be comparable to similarly titled measures provided by other companies due to potential differences in methods of calculations. A reconciliation of Adjusted EBITDA to net loss is as follows:

($ in Thousands)	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2020	2019	2020	2019
GAAP net loss attributable to QuantumScape	$(694,742)	$(14,288)	$(1,099,914)	$(51,283)
Interest expense (income), net(1)	11,687	(590)	19,672	(3,514)
Other expense (income), net(2)	652,867	(224)	999,227	(1,041)
Net gain (loss) attributable to non-controlling interests	—	5	(6)	20
Stock-based compensation	7,771	1,994	17,024	6,811

Non-GAAP operating loss	$(22,417)	$(13,103)	$(63,997)	$(49,007)
Depreciation and amortization expense	2,135	1,541	6,851	4,704

Adjusted EBITDA	$(20,282)	$(11,562)	$(57,146)	$(44,303)

(1)

Includes non-cash fair value adjustment related to the convertible preferred stock warrant liability of $11.8 million and $20.8 million, for the three months and twelve months ended December 31, 2020, respectively and $0.1 million for the three months and twelve months ended December 31, 2019

(2)

Includes non-cash fair value adjustment related to the Series F Convertible Preferred Stock Tranche liability of $652.7 million and $999.9 million, for the three months and twelve months ended December 31, 2020 respectively

Management’s Use of Non-GAAP Financial Measures

This letter includes certain non-GAAP financial measures as defined by SEC rules. These non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. For example, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. We urge you to review the reconciliations of our non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures set forth in this letter, and not to rely on any single financial measure to evaluate our business.

12

Forward-Looking Statements

This current report contains forward-looking statements within the meaning of the federal securities laws and information based on management’s current expectations as of the date of this current report. All statements other than statements of historical fact contained in this current report, including statements regarding the future development of the Company’s battery technology, the anticipated benefits of the Company’s technologies and the performance of its batteries, plans and objectives for future operations, forecasted cash usage, including spending and investment, are forward-looking statements. When used in this current report, the words “may,” “will,” “estimate,” “pro forma,” “expect,” “plan,” “believe,” “potential,” “predict,” “target,” “should,” “would,” “could,” “continue,” “believe,” “project,” “intend,” “anticipates” the negative of such terms and other similar expressions are intended to identify forward- looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations, assumptions, hopes, beliefs, intentions, and strategies regarding future events and are based on currently available information as to the outcome and timing of future events.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Many of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to ones listed here. The Company faces significant barriers in its attempts to produce a solid-state battery cell and may not be able to successfully develop its solid-state battery cell. Building high volumes of multi-layer cells in the commercial form factor and with higher layer count requires substantial development effort. The Company could encounter significant delays and/or technical challenges in replicating the performance seen in its single-layer cells and early tests of the smaller form factor four-layer cells and in achieving the high yield, reliability, uniformity and performance targets required for commercial production and sale. The Company may encounter delays and other obstacles in acquiring, installing and operating new manufacturing equipment for automated and/or continuous-flow processes, including vendor delays (which we have already experienced) and challenges optimizing complex manufacturing processes. The Company may encounter delays in hiring the engineers it needs to expand its development and production efforts, delays in acquiring the facility for QS-0, and delays caused by the COVID-19 pandemic. Delays in increasing production of engineering samples would slow the Company’s development efforts. The Company may be unable to adequately control the costs associated with its operations and the components necessary to build its solid-state battery cells at competitive prices. The Company’s spending may be higher than currently anticipated. The final closing under the Company’s financing agreement with VW may not occur if the Company does not achieve certain interim technical targets by the end of the quarter. The Company may not be successful in competing in the battery market industry or establishing and maintaining confidence in its long-term business prospectus among current and future partners and customers and the duration and impact of the COVID-19 pandemic on the Company’s business. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements. Should underlying assumptions prove incorrect, actual results and projections could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that could materially affect the Company’s actual results can be found in the Company’s periodic filings with the SEC. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

13

Exhibit 99.2

QuantumScape Announces Fourth Quarter and Full Year 2020 Financial Results,

Posts Shareholder Letter to IR Website

SAN JOSE, CA (February 16, 2021) – QuantumScape Corporation (NYSE: QS, or “QuantumScape”), a leader in the development of next generation solid-state lithium-metal batteries for use in electric vehicles, today announced its financial results for its fourth quarter and full year 2020, which ended December 31, 2020.

The company has posted a Shareholder Letter to its Investor Relations website, https://ir.quantumscape.com/, detailing its results and providing a business update, including progress on developing multilayer cells.

“I am delighted to issue QuantumScape’s first quarterly letter as a publicly traded company. We encourage you to read it, as we believe it will help foster a better understanding of our company and recent developments as we look to the future,” said Jagdeep Singh, Co-founder & Chief Executive Officer of QuantumScape.

QuantumScape will host a conference call at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time) today, February 16, 2021. Participating on the call will be Jagdeep Singh, Co-founder and Chief Executive Officer, and Kevin Hettrich, Chief Financial Officer, of QuantumScape.

The call can be accessed via a live webcast accessible on the Events Calendar section of the Investor Relations website. An archive of the webcast will be available shortly after the call for twelve months.

About QuantumScape Corporation

QuantumScape is a leader in the development of next generation solid-state lithium-metal batteries for use in electric vehicles. QuantumScape’s mission is to revolutionize energy storage to enable a sustainable future.

For additional information, please visit www.quantumscape.com.

Contacts:

For Investors

John Saager, CFA

Head of Investor Relations

ir@quantumscape.com

For Media

media@quantumscape.com